Exhibit 14.1

Excerpt From P.R.I.D.E. IN PERFORMANCE Hanover’s Guide To Ethical Business
Conduct (Pages 10 — 13)

“Inside Information” and Securities Trading Activities
During the course of your employment with Hanover, you may become aware of important information about Hanover or other companies that has not been provided to the public. Generally speaking, it is illegal and against Company policy to buy or sell securities, such as stocks or stock options, when you are in possession of material, non-public information. This type of illegal conduct is referred to as “insider trading.” You should know that passing on or “tipping” material, non-public information to someone who may buy or sell securities may also constitute a violation by both the person who provides the information and the person who receives it. Violations can subject individuals to imprisonment, fines ~~for up to 10 years or longer, substantial fines of up to $1 million~~, and disciplinary action, including termination of ~~an~~ employment. ~~ee committing a violation~~. Illegal insider trading by a Hanover employee may also subject the Company to liability and punishment. These prohibitions apply to securities of any company (not just the securities of Hanover Compressor Company) with respect to which a person has acquired material, non-public information.

The Company’s policies regarding insider trading are intended to protect both employees and the Company from the potentially severe liability arising out of personal securities transactions. All employees are subject to the general policy relating to insider trading discussed below. ~~In addition, employees who are among the “control group” of Hanover are subject to a trading “blackout period” (discussed below), while the most senior officers are also subject to certain additional reporting requirements (discussed below)~~.

When in doubt about whether this policy applies to a given transaction, employees, officers and directors are to exercise caution and are to consult the ~~o~~ Office of the General Counsel before trading in or recommending securities to which that information relates. The Office of the General Counsel ~~Legal Department~~ will determine if a particular transaction is consistent with Company policy. This determination should not be considered legal advice, and you should consider consulting your own legal counsel concerning any legal issues that might affect your specific transaction.

What Is “Inside Information”? For the purposes of this Guide, “inside information” is information that is both “material” and “non-public.”

Information is “material” if the average investor is likely to consider it important in deciding whether to buy, sell, or hold the securities. Examples of information that might be considered material include: mergers, acquisitions, antitrust charges, threats of litigation, financial results, earnings estimates, revisions to previously released earnings estimates, labor disputes, pending large commercial or governmental contracts, key personnel changes, initiation of a proxy fight, major new products or services, significant oil or gas discoveries not publicly disclosed and significant shifts in operating or financial circumstances (such as major write-offs).

Information is “non-public” if it has not been effectively disclosed to security holders and the public. ~~You should assume that information is non-public until the third business day after it has been published through a Company press release on one of the major wire services, in a story in a national news medium, or through other means making the information generally available to the public~~. Examples of “non-public” information may include: undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information ~~(i.e., three days)~~..

General Prohibition Against Insider Trading. In general, Company policy prohibits employees from trading in Hanover securities or the securities of other publicly traded companies while in possession of inside information about those securities. This prohibition applies to stock, debts, warrants, stock options, or any other securities. The fact that you possess inside information is enough to bar you from trading; it is no excuse that your reasons for trading were not based on that information.

You also are prohibited from tipping inside information to others who may buy or sell securities. In this regard, it is important to recognize the risk of inadvertently tipping inside information to someone outside Hanover, such as when fielding an inquiry from a person outside the Company. If you have any doubt whether a person is authorized to receive certain information about Hanover, do not disclose it until you have consulted with the ~~o~~ Office of the General Counsel.

In summary, all of us are strictly prohibited from using inside information for our own benefit and from advising a friend or relative regarding whether to purchase, sell, or hold securities while in possession of inside information. These rules apply regardless of whether the trading is being done for the benefit of the employee, Hanover itself, or someone else.

Specific Restrictions on Securities Transactions. In addition to the general prohibition against insider trading, there are also specific restrictions and reporting requirements that apply to certain employees’ securities transactions. These restrictions and reporting requirements are described ~~below~~ in the Company’s S~~s~~ecurities ~~t~~Trading ~~p~~Policy and posted on Hanover’s intranet site.

~~•~~ 	~~Market Options. No employee may trade in market options (such as puts or calls), warrants, or other derivative instruments of Hanover securities. Options granted to you by the Company are not considered market options.~~

~~•~~ 	~~Short Sales. The Company’s securities must not be sold short. That is, you may not sell Company securities that you do not own (for example, by borrowing the stock from a broker) in anticipation of later purchasing securities to cover the short sale.~~

~~•~~ 	~~Trading on margin. The Company’s securities may not be traded on margin.~~

~~•~~ 	~~Special Trading Rules for Control Group. The “control group” comprises persons who are designated by the General Counsel to be covered by the special blackout period trading rules. Generally, the “control group” is limited to executive officers, directors and employees~~

~~whose responsibilities bring them into contact with key financial information. Subject to the prohibition on insider trading, members of the control group of Hanover may only engage in market transactions involving Hanover securities (including stock and stock options) from the third day following the Company’s public release of its earnings for that quarter through the 24th calendar day following the release of earnings. In other words, members of the control group may only trade Hanover securities for a 21 day window. Members of the control group, as well as all other employees, are always subject to the general prohibition against insider trading, and are requested to contact the office of the General Counsel prior to engaging in any market transactions involving Hanover securities.~~

~~In addition, no director or executive officer of the Company may, directly or indirectly, purchase, sell, or otherwise acquire or transfer any security of the Company during any pension fund blackout period for that security if the director or executive officer acquired this security in connection with his or her service or employment as a director of executive office.~~

~~For the purposes of this ban, “pension fund blackout period” means any period of more than three consecutive business days during which the ability of 50% or more of the participants or beneficiaries of an individual account plan maintained by the Company to purchase, sell or otherwise transfer or acquire an interest in the security held in the individual account plan is temporarily suspended by the Company or by the plan’s fiduciary.~~

~~The insider trading rules do not prohibit the purchase or sale of mutual funds (where the individual investor has no discretion over the individual investments in the mutual fund or the timing of such investments) and do not prohibit the pre-arranged periodic purchases through employee stock purchase plans (including 401(k) plans). That means that insider trading rules would not prohibit directing all or a portion of your periodic contributions in a 401(k) plan toward the purchase of Hanover stock. Please note, however, that selling stock from within your retirement account or purchasing stock for such account in a 401(k) plan must comply with insider trading rules.~~

~~•~~ 	~~Reporting Requirements for Senior Executives. Executive officers and directors are also subject to “short-swing” profit rules and certain disclosure requirements, such as Form 3, 4, and 5 filings under Section 16 of the Securities Exchange Act of 1934. Those officers and directors who are subject to these requirements are requested to follow the procedures established by the Legal Department to assist in meeting these requirements.~~

If you have any doubt as to the scope or applicability of these trading rules and policies to you or to a particular transaction, contact the Office of the General Counsel.

A willful failure to abide by this trading policy and its implementing procedures will result in immediate termination of employment for cause and may result in prosecution as provided by law. A non-willful violation of the policy may result in Hanover taking corrective measures, up to and including termination of employment.